Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

September 9, 2019

Re:	Winc, Inc.

Offering Statement on Form 1-A

Filed July 29, 2019

File No. 024-11050

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of August 28, 2019 regarding the Offering Statement of Winc, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Filed July 29, 2019

Part I, page 1

1.	Please tell us how to reconcile the accounts payable and accrued liabilities amount presented in the table on this page to your December 31, 2018 balance sheet.

The Company advises the Staff that the accounts payable and accrued liabilities amount presented in Part I represents the total current liabilities on the December 31, 2108 balance sheet, consisting of the following line items:

•	Accounts payable	$2,924,822
•	Accrued liabilities	$1,743,026
•	Unearned revenue	$1,462,105
•	Line of credit	$4,405,859

2.	Please tell us your consideration of including fiscal 2018 cost of revenues in the costs and expenses applicable to revenues line item of the table.

The Company has revised the line item to reflect the cost of revenues on the income statement, rather than total operating expenses.

Part II and III

Risk Factors

Risks Related to the Offering and Ownership of Our Securities

"Some investors have more rights than others, including registration rights.", page 17

3.	We note your disclosure that "under the [investors' rights] agreement, Major Investors . . . and other earlier investors have additional information rights and the ability to invest in future financings on more favorable terms." Your investors' rights agreement indicates that these additional information rights include, among other things, access to monthly, quarterly, and annual GAAP financial statements; potential-dilution tables; annual and monthly budgets and business plans; and the ability to request other information. In this regard, it appears there will be periods of time when certain investors will be in possession of material non-public information and will therefore be unable to transfer their securities. Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors..

The Company has added disclosure as requested by the Staff. Please see “Risk Factors,” “Securities Being Offered” and “Plan of Distribution.”

"The subscription agreement and the other investor agreements have forum selection provisions . . . .", page 18

4.	We note your disclosure that, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement and other investor agreements in state and federal courts located in the State of Delaware. Please amend your disclosure to clarify whether each exclusive forum provision applies to claims arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such a provision. If any provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to claims under the federal securities laws, please also ensure that each provision states this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to such actions.

The Company has revised the disclosure as requested by the Staff.

The Company's Business

Subscriptions, page 25

5.	We note your disclosure that you offer two tiers of monthly subscriptions. Please clarify whether and how you charge customers for these subscriptions, including a discussion of the difference in fees or fee structure for the two different types of subscriptions.

The Company has revised the disclosure to clarify that it does not charge its customers membership fees and has deleted the discussion regarding tiers. The Company notes that the term “tier” is an internal term that the Company uses to bracket customers into spending levels to make better recommendations to customers.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 30

6.	We note your disclosure here that you commenced wholesale wine sales in 2015, while your disclosure on page 27 states that you commenced wholesale wine sales in 2016. Please revise for consistency.

The Company has revised the disclosure as requested by the Staff.

7.	The second full paragraph on page 31 discloses that packaging, fulfillment costs and credit card fees are included in cost of revenues. The second bullet point on page 31 describes similar expenses that are included in the general and administrative line item. Please revise these descriptions to clarify what is included in the cost of revenues versus general and administrative line items.

The Company has revised the disclosure as requested by the Staff.

8.	Please revise to discuss the other income (expense) line item. Refer to Item 9 of Part II of Form 1-A.

The Company has revised the disclosure as requested by the Staff.

9.	Reference is made to your discussion of operating expenses on page 34. Please revise to quantify the impact of reclassifying the printing cost previously classified in marketing expenses. Please make it clear whether the reclassification was for all years and if so, how that decreased advertising costs. If printing costs were reclassified in only the current year, please discuss how that affected other items of expense.

The Company has revised the disclosure as requested by the Staff.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 32

10.	We note your disclosure that the increase in net revenues from DTC sales increased primarily due to an increase in average order volume by your existing customer base. Please disclose the percentage of the increase due to existing customers compared with new customers. Please also define "existing customer base" and "new customers."

The Company has revised the disclosure as requested by the Staff.

Securities Being Offered, page 48

11.	We note your disclosure that the Series D Preferred Stock may be converted into shares of your common stock automatically upon the occurrence of certain events, like an initial public offering. Please disclose the other "certain events" that would trigger conversion of the Series D Preferred Stock.

The Company notes that the description of the Series D Preferred Stock in the offering circular discloses all the events that trigger mandatory conversion as set forth in Article VI, Subsection 5.1 of the form of amended and restated certificate of incorporation. For clarity, the Company has added a cross-reference to the appropriate subheading and has set off the 2 mandatory trigger events with bullet points in the disclosure.

Plan of Distribution

Jury Trial Waiver, page 61

12.	Please revise this disclosure to include a description of the jury trial waiver provisions contained in the voting agreement, investors' rights agreement, and right of first refusal and co-sale agreement, including whether each provision applies to claims under the federal securities laws and to purchasers in secondary transactions.

The Company has added the disclosure requested by the Staff.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-7

13.	Please revise to present earnings per share on the face of the income statement and provide any applicable related footnote disclosure or tell us why such presentation or disclosure is not required. Refer to ASC 260-15-2.

The Company has revised the face of the income statement and added Note 14, “Basic and Diluted Net Loss Per Share,” as requested by the Staff.

Note 9. Derivative Liabilities, page F-20

14.	You state on page F-13 that you determined that the Company's warrants do not meet the criteria for classification as equity. Please tell us the provision(s) in the warrants that causes them to be accounted for as derivative liabilities referencing authoritative literature that supports your accounting treatment. Please also revise this note to disclose the terms that trigger derivative liability treatment.

The Company advises the Staff that the warrants were evaluated under ASC 480 and ASC 815.  The warrants all have similar conversion rights which allow the holder to convert the warrants into a number of shares in the Company based on a formula related to the fair market value of the Company’s underlying stock.

ASC 480-10 requires asset or liability classification for financial instruments other than outstanding shares if they fall into one of the following two categories of instruments:

1)      Instruments that both (1) embody an obligation to repurchase the issuer’s equity shares or are indexed to such an obligation and (2) require or may require the issuer to settle the obligation by transferring assets. (ASC 480-10-25-8 through 25-13)

2)      Instruments that embody an unconditional or conditional obligation that the issuer must or may settle in a variable number of equity shares if at inception the monetary value is solely or predominantly (1) a fixed monetary amount, (2) based on variations in something other than the fair value of the issuer’s equity shares, or (3) based on variations inversely related to changes in the fair value of the issuer’s equity shares. (ASC 480-10-25-14)

The Company determined that the warrants are free standing financial instruments that embody an obligation to repurchase the Company’s equity shares and may require the issuer to settle the obligation by transferring assets in accordance with ASC 480-10. The warrants that were issued represent an obligation that the issuer may settle by issuing a variable number of its equity shares that, at inception, the monetary value of the obligation was a fixed monetary amount. Under ASC 480-10-25-8, the Company would classify the warrant as a liability because it may require the Company to settle the obligation by transferring assets; that is, it contains a conditional obligation to deliver cash.

Per ASC 815-10-15-83, the key terms within the definition of a derivative instrument include (1) underlying, (2) notional amount, (3) payment provision, (4) initial net investment, and (5) net settlement; and all would have to apply.  The Company evaluated the warrants under this definition and concluded that the warrants meet the definition of a derivative instrument. The following is a summary of these factors:

a.       Underlying, notional amount, payment provision (in the case of the Company, this is the Company’s stock and all of these apply)

b.       Initial net investment - many derivative like instruments do not require an initial cash outlay. ASC 815-10-15-94 through 15-98 defines a derivative as either a contract that does not require an initial net investment or a contract that requires an initial net investment that, when adjusted for the time value of money, is less than the initial net investment that would be required to acquire the asset or incur the obligation related to the underlying. In the case of the Company, there was no initial net investment.

c.       Net settlement generally means that a contract can be settled at its maturity through an exchange of cash, instead of through physical delivery of the referenced asset. ASC 815-10-15-102 states that net share settlement is a form of net settlement in which the party in the loss position delivers shares with a fair value equal to the loss to the party in the gain position. This is commonly referred to as “cashless exercise,” and it meets the net share settlement criterion in ASC-815-10-15-102. If either counterparty could net share settle the contract, then it would meet the net settlement criterion — regardless of whether the net shares are readily convertible to cash, as described in ASC 815-10-15-119.  There is a provision in the agreement that states: If the warrant has not been exercised prior to the expiration date and if the FMV of one share is greater than the warrant price then in effect, the warrant is deemed to have been automatically exercised on the expiration date by ‘cashless’ conversion pursuant to section 1.2. This is essentially a cashless conversion feature. As such, the warrant does contain a cashless exercise feature which would meet the net settlement criterion.

The Company has revised Note 9 as requested by the Staff.

Note 13. Stockholders' Equity, page F-25

15.	Please revise to describe the preferred stock conversion price adjustment provision. Refer to ASC 505-10-50-3.

The Company has revised the disclosure in Note 13 as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com. Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner
CrowdCheck Law LLP

cc:	Geoffrey McFarlane

Winc, Inc.

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